FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 2, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 26, 2019

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

(“Company”)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 26, 2019

1.             Date, Time and Place: Meeting held on September 26, 2019 at 4:00 p.m., by conference call.

2.             Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Ms. Flávia Buarque de Almeida (“Ms. Flávia Almeida”), Mr. Walter Malieni Jr. (“Mr. Walter Malieni”), Mr. Francisco Petros Oliveira Lima Papathanasiadis (“Mr. Francisco Petros”), Mr. José Luiz Osório (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”) and Mr. Roberto Antonio Mendes (“Mr. Roberto Mendes”).

3.             Presiding Board: Chairman: Mr. Pedro Pullen Parente; Secretary: Mr. Carlos Eduardo de Castro Neves.

4.             Agenda: (i) anticipated renewal of part of the financing lines maintained with Banco Bradesco S.A. (“Banco Bradesco”); (ii) pre-settlement of part of the financing lines maintained with Banco Santander S.A. (“Banco Santander”); (iii) total early redemption of Bonds issued by BFF International Ltd, a BRF Group company, with maturity in 2020; and (iv) approve and authorize the Company, by its legal representatives, to enter into any and all required documents and perform the relevant acts to comply with the provisions of items “i”, “ii” and “iii” above.

5.             Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda has been examined, the following matters were discussed and the following resolutions were taken:

5.1. Was approved the anticipated renewal of part of the financing lines maintained with Banco Bradesco in the total amount of, approximately, R$1.6 billion, with the main purpose of postponing the payment term to 2028 (originally 2023), with annual amortizations from the 4th year, in accordance with the terms and conditions set forth by Management.

Extract of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on September 26, 2019.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

(“Company”)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 26, 2019

5.2. Was approved the pre-settlement of part of the outstanding financing lines with Banco Santander in the principal amount of, approximately, R$700 million, with original maturity date at the beginning of 2020, in accordance with the terms and conditions set forth by Management.

5.3. Was approved the total early redemption of the Bonds issued by BFF International Ltd, a BRF Group company, guaranteed by the Company and with maturity date in 2020, in the approximate amount of USD86.1 million.

5.4. The Company is hereby authorized, by means of its officers and legal representatives, as the case may be, to enter into any and all required documents and to perform any and all relevant acts to enable the proper compliance with the provisions of items “i”, “ii” and “iii” above, ratifying acts already practiced in this sense.

6.             Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             Closure: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, September 26, 2019.

Carlos Eduardo de Castro Neves

Secretary

Extract of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on September 26, 2019.